SIDLEY AUSTIN 39/F, TWO INT’L FINANCE CENTRE CENTRAL, HONG KONG +852 2509 7888 +852 2509 3110 FAX AMERICA · ASIA PACIFIC · EUROPE	meng.ding@sidley.com +852 2509 7858

March 19, 2025

CONFIDENTIAL

Melissa Walsh

Stephen Krikorian

Marion Graham

Mitchell Austin

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ChowChow Cloud International Holdings Limited
Amendment No. 4 to Draft Registration Statement on Form F-1
Confidentially Submitted February 28, 2025
CIK No. 0002041829

Dear Ms. Walsh, Mr. Krikorian, Ms. Graham and Mr. Austin,

On behalf of our client, ChowChow Cloud International Holdings Limited (the “Company”), a foreign private issuer incorporated under the laws of the Cayman Islands, we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated March 13, 2025 regarding the Company’s draft registration statement on Form F-1 confidentially submitted on February 28, 2025 (the “Amendment No. 4 to the Draft Registration Statement”) relating to a proposed initial public offering of the Company’s Ordinary Shares in the United States. Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Amendment No. 5 to the Draft Registration Statement”) and certain exhibits thereto via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission.

The Company has responded to all of the Staff’s comments by revising the Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold and followed by the Company’s response. Terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 5 to the Draft Registration Statement.

Partners | Constance Choy H.M., Desmond Ang C.K., (Stephanie) Chan C. M., (Christopher) Cheng C.H., Meng Ding, Dominic D. James, (Sherlyn) Lau S.Y., David K. Lee, Olivia Ngan S.M., (Raymond) Oh C.H., Yuet Ming Tham, Claudia Yu K.W., Yan Zhang

Registered Foreign Lawyers | (Carrie) Li J. (New York)*, David J. Ryan (Victoria), G. Matthew Sheridan (New York)*, (Renee) Xiong Y. (New York)*, Liming Xu (New York)

Consultants | Hon Au Yeung, Sophia Tong, Douglas Tsang C.L., (Eva) Tsui Y.W, Alan Wong C.K., Felicity Wong K.Y., (Dennis) Wu T.L., Holly Yeung S.M., Iris Yuen L.S.

* Partner of Sidley Austin Holding LLP (a Delaware Limited Liability Partnership)

Amendment No. 4 to the Draft Registration Statement on Form F-1 Confidentially Submitted February 28, 2025

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

(m) Revenue recognition, page F-12

1.	We note your response to prior comment 1. It appears you provide a significant service of integrating goods and services with other goods and services into a bundle of goods and services that represent the combined output for which your customer has contracted. Refer to ASC 606-10-25-21(a). Please confirm that your accounting for contracts with multiple promises are similar to Case B of Example 11 in ASC 606-10-55-146 through 55-150.

In response to the Staff’s comments, the Company confirms that its revenue recognition approach for contracts with multiple promises aligns with ASC 606-10-25-21(a) and is consistent with Case B of Example 11 in ASC 606-10-55-146 through 55-150.

For contracts that involve multiple promises, including hardware, software, and IT professional services, the Company assesses whether these promises are distinct or interdependent under ASC 606-10-25-21. The Company has determined that these elements are highly interdependent and interrelated, forming a single performance obligation under ASC 606-10-55-147, as their combination is necessary to provide the customer with a fully functional integrated IT system.

As outlined in ASC 606-10-55-146, these contracts require significant integration, customization, and modification of various components to deliver a comprehensive IT solution. The software license is not separately identifiable from the installation service, as it is an essential component of the integrated system. Consequently, under ASC 606-10-55-149, revenue is recognized at a point in time, specifically upon completion of hardware installation and customer acceptance, when control is transferred to the customer.

ASC 606-10-55-148 does not apply to contracts involving fully integrated IT systems because the Company does not provide software updates or technical support as separate deliverables. However, for contracts that include the sale of software and IT application products bundled with maintenance and support (M&S) services, the Company has determined that the software license and M&S services are distinct performance obligations under ASC 606-10-25-21 and BC32, as they do not significantly affect each other’s standalone functionality. However, based on ASC 606-10-55-150, the M&S services are immaterial to the total transaction price and do not significantly impact the timing of revenue recognition. Accordingly, in such cases, the Company treats the software license and M&S services as a single performance obligation, with revenue recognized at a point in time when the software is delivered.

(n) Cost of revenues, page F-19

2.

We note your response to prior comment 4. As previously requested, please clarify your methodology for classifying costs as cost of products or as cost of services. Help us understand if you track and classify the costs associated with each of your contracts individually. That is, confirm that when the costs are incurred, such costs are assigned to the appropriate cost category. Confirm that you are not aggregating all costs of revenue and then allocating the total amount among the cost categories based on a proportionate revenue allocation methodology for presentation purposes. In addition, as previously requested in prior comment 5, please consider revising your disclosure to also explain the methodology used to classify cost of revenue among cost of products and cost of services.

In response to the Staff’s comments, the Company confirms that its methodology for classifying cost of revenues aligns with its financial statements and provides transparency in distinguishing between cost of products and cost of services.

The Company categorizes cost of revenues based on the final deliverable of the contract, ensuring that costs incurred are assigned accordingly. Costs are tracked at the contract level and classified at the time of incurrence, rather than being aggregated and allocated proportionally based on revenue presentation methodology.

The Company applies a direct cost assignment methodology, where each cost is recorded in the relevant category as incurred. This approach ensures that costs align with their respective performance obligations under each contract and accurately reflect the economic substance of the transaction.

The Company has revised its disclosure in Note (n) – Cost of Revenues on page F-19 and F55 of the Amendment No. 5 to the Draft Registration Statement accordingly.

Unaudited Condensed Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

(a) Basis of presentation, page F-45

3.	We note your revision in response to prior comment 6. As previously requested, please also revise to include the required statements outlined within Rule 10-01(b)(8) of Regulation S-X. That is, include a statement that the unaudited interim financial statements include all adjustments that, in the opinion of management, are necessary to a fair statement of the results for the interim periods presented. In addition, if all such adjustments are of a normal recurring nature, a statement to that effect shall be made; otherwise, disclose information describing in appropriate detail the nature and amount of any adjustments other than normal recurring adjustments entering into the determination of the results shown.

In response to the Staff’s comments, the Company respectfully advises that it has revised its disclosure in Note 2(a) – Basis of Presentation on page F-45 of the Amendment No. 5 to the Draft Registration Statement to clarify that the unaudited interim financial statements include all necessary adjustments for a fair presentation, consist only of normal, recurring adjustments unless otherwise disclosed, and should be read in conjunction with the audited consolidated financial statements as of and for the year ended December 31, 2023 and 2022, in alignment with Rule 10-01(b)(8) of Regulation S-X.

Exhibits

4.	Exhibit 3.1 appears to have been filed as an image file. Please re-file this exhibit, and ensure all other exhibits are filed, in a text-searchable format.

In response to the Staff’s comments, the Company respectfully advises that it has re-filed Exhibit 3.1 in a text-searchable format.

***

If you have any questions regarding the Amendment No. 5 to the Draft Registration Statement, please contact me at meng.ding@sidley.com, +852 2509 7858 (work) or +852 6461 4000 (cell).

Thank you for your time and attention.

Very truly yours,

/s/ Meng Ding
Meng Ding

Enclosure

c.c.	Yee Kar Wing, Chairman of the Board and Chief Executive Officer
Adrian Yap, Partner, Assentsure PAC
Ali Panjwani, Partner, Pryor Cashman LLP